CUSIP NO. 92656G 10 8                                      Page 22 of ____ Pages



                                   EXHIBIT 29

FOR IMMEDIATE RELEASE
May 16, 1996


                    LIBERTY MEDIA CORPORATION SIGNS A LETTER
                   OF INTENT TO ACQUIRE A CONTROLLING INTEREST
                         IN VIDEO JUKEBOX NETWORK, INC.



Englewood, Colorado - Liberty Media Corporation today announced that it has signed a letter of intent to acquire a controlling interest in Video Jukebox Network, Inc. ("VJN"), which owns and operates THE BOX interactive music video service.

Liberty Media, which has held a 5% - 10% minority interest in VJN for 5 1/2 years, has signed a letter of intent to increase its position through the purchase of outstanding shares. Subject to board approval and satisfactory completion of due diligence by Liberty, Liberty will purchase 5.6 million shares of VJN stock for $2.00 per share from a selling control group led by StarNet, Inc. and Communications Equity Associates, Inc. The selling group will also grant to Liberty an option to acquire an additional 5.7 million shares at an initial exercise price of $2.00 per share, as well as a proxy entitling Liberty to vote such shares. In addition, VJN will, subject to board approval, issue to Liberty options to purchase an additional 4.7 million shares at an initial exercise price of $2.00.

Upon completion of the first step of the transaction, Liberty will own 28% of the outstanding shares of VJN and will have 52% of the outstanding votes. Assuming Liberty exercises its options from the selling group and VJN, Liberty will own 60% of the outstanding shares (56% on a fully diluted basis).

Peter Barton, President and CEO of Liberty Media, comments, "The implementation of new digital technology THE BOX has developed and is rolling out, will differentiate the network from any other service. It will enable THE BOX to localize programming efficiency while maintaining the leverage of a national brand. It also positions THE BOX to find new media platforms, including on-line and digitally compressed tiers."

Alan McGlade, President and CEO of VJN, comments, "Liberty is the ideal partner for THE BOX, with both substantial resources and an unequaled depth of experience in the cable programming business. Liberty's history of offering a supportive environment to creative and entrepreneurial companies such as THE BOX, will insure that the development of the network's unique identity continues."

Rick Michaels, Chairman of Communications Equity Associates, speaking for the StarNet/CEA selling group, commented, "We are pleased to have arranged this important alliance between Liberty Media and VJN. We believe that Liberty Media will be able to build on the substantial efforts which CEA and StarNet have made since we acquired operating control of VJN in 1993 for THE BOX to realize its potential."


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CUSIP NO. 92656G 10 8                                      Page 23 of ____ Pages




Liberty Media Group is a division of Tele-Communications, Inc. Liberty has ownership interests in more than 90 cable television networks, including CNN, Discovery Channel, TNT, QVC and The Family Channel. Liberty Media Group Series A and Series B Common Stock are series of Tele-Communications, Inc. common stock and are traded on the Nasdaq National Market under the symbols LBTYA and LBTYB, respectively.

Video Jukebox Network, Inc. traded on the Nasdaq Stock Market under the symbol JUKE, is an interactive entertainment company that owns and operates THE BOX, the planet's first and only interactive all music video network. A national network made up of local market affiliates, THE BOX gives viewers the option to dial a 900 number and request the video of their choice from an on-screen menu, with the charge for the request billed to their phone, or to watch other callers selections for free. THE BOX is now available throughout the United States, Puerto Rico, the UK, Argentina and Holland through locally installed interactive BOXes and on satellite via Galaxy 7, T13, Digicipher channel 2.

StarNet, Inc. and affiliates of Communications Equity Associates acquired voting control of VJN in 1993. StarNet is a provider of automated program promotion using advanced digital technology. CEA is an investment and merchant banking firm providing advisory and other services to the media and communications industry worldwide.


CONTACT:

Vivian Carr
Vice President, Investor Relations
Liberty Media Corporation
(303) 721-5400

Susan Ainsworth
Director of Press Relations
Video Jukebox Network, Inc.
(305) 674-5090

David Burns
Executive Vice President
Communications Equity Associates, Inc.
(813) 226-8844